AMENDMENT NO.1
                                       TO
                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITES EXCHANGE ACT OF 1934

                          For the month of August 2000
     (containing quarterly information for the quarter ended June 30, 2000)

                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F      X         Form 40-F       ______
                                -------

                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  ________             No       X
                                                    -------

                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

                                      INDEX

PART I.           FINANCIAL INFORMATION

         Item 1.  Financial Statements

                  Condensed Consolidated Balance Sheets at
                  December 31, 1999 (Audited) and June 30, 2000 (Unaudited)

                  Condensed Consolidated Statements of Operations for the Three and Six months ended June 30, 2000 and 1999 (Unaudited)

                  Condensed Consolidated Statements of Cash Flows for the Six months ended June 30, 2000 and 1999 (Unaudited)

                  Note   to   Condensed    Consolidated   Financial   Statements
                  (Unaudited)

PART II. OTHER INFORMATION

         Item 3.  Information Incorporated by Reference

Signatures

PART I.  FINANCIAL INFORMATION

Item 1.           Financial Statements

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                          June 30,  December 31,
                                                           2000        1999
                                                         ---------    ---------
                                                        (unaudited)

ASSETS
Current Assets:
  Cash and cash equivalents                              $  49,078    $  65,996
  Marketable securities                                      7,805       18,050
  Trade receivables                                          7,402        2,378
  Prepaid marketing expenses                                   626        4,508
  Prepaid expenses and other accounts receivable             3,398        1,648
                                                         ---------    ---------
          Total current assets                              68,309       92,580
  Other assets                                               1,890        1,608
Long-term Investment                                         3,000         --
Property and Equipment, net                                 14,167        6,148
                                                         ---------    ---------
                                                         $  87,366    $ 100,336
                                                         =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Current portion of bank loans and capital leases              62          120
  Accounts payable                                           2,766        1,510
  Employees and payroll accruals                             1,757        1,032
  Other liabilities and accrued expenses                     2,585        1,865
                                                         ---------    ---------
          Total current liabilities                          7,170        4,527
                                                         ---------    ---------
Long-term Portion Capital Leases                                37           44
Accrued Severance Pay                                          704          453
                                                         ---------    ---------
                                                               741          497
                                                         ---------    ---------
Shareholders' Equity
  Ordinary shares                                              219          213
  Additional paid-in capital                               137,029      133,403
  Deferred compensation                                     (4,254)      (5,779)
  Notes receivable from shareholders                        (3,631)      (1,060)
  Unrealized holding gains (losses)                            (25)          63
  Accumulated deficit                                      (49,883)     (31,528)
                                                         ---------    ---------
          Total shareholders' equity                        79,455       95,312
                                                         ---------    ---------
                                                         $  87,366    $ 100,336
                                                         =========    =========



          The accompanying note is an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                              Three Months Ended       Six Months Ended
                                                   June 30,                June 30,
                                             --------------------    --------------------
                                                  (unaudited)            (unaudited)
                                               2000        1999        2000        1999
                                             --------    --------    --------    --------
Revenues .................................   $  5,911    $    553    $ 10,183    $    898
Cost of revenue ..........................      2,784         606       4,905       1,040
                                             --------    --------    --------    --------
Gross profit(loss) .......................      3,127         (53)      5,278        (142)
                                             --------    --------    --------    --------
Operating expenses:
  Research and development, net ..........      2,270         510       4,263         850
  Sales and marketing ....................      6,404       1,363      11,150       1,971
  General and administrative .............      2,576         683       4,682       1,327
  Amortization  of the  prepaid  marketing
    expense ..............................      1,941        --         3,882        --
  Amortization of deferred compensation(1)        762       1,013       1,525       1,372
                                             --------    --------    --------    --------
          Total operating expenses .......     13,953       3,569      25,502       5,520
                                             --------    --------    --------    --------
Operating loss ...........................    (10,826)     (3,622)    (20,224)     (5,662)
Interest and other income (expense), net .        931           6       1,869        (265)
                                             --------    --------    --------    --------
Net loss .................................   $ (9,895)   $ (3,616)   $(18,355)   $ (5,927)
                                             ========    ========    ========    ========
Basic and diluted net loss per share .....   $  (0.65)   $  (1.66)   $  (1.21)   $  (3.17)
                                             ========    ========    ========    ========
Weighted average number of shares used in
  computing basic and diluted net loss per
  share ..................................     15,261       2,178      15,205       1,869
                                             ========    ========    ========    ========



                                              Three Months Ended       Six Months Ended
                                                   June 30,                June 30,
                                             --------------------    --------------------
                                               2000        1999        2000        1999
                                             --------    --------    --------    --------

(1) Stock-based Employee Compensation
Relates to the following:

     Cost of revenues                        $     25    $     33    $     50    $     45
     Research and development, net                 71          94         142         126
     Sales and marketing                          199         264         398         358
     General and administrative                   467         621         935         841
                                             --------    --------    --------    --------
               Total                          $   762    $  1,013    $  1,525    $  1,372
                                             ========    ========    ========    ========

          The accompanying note is an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                                                Six Months
                                                                  ended
                                                                 June 30,
                                                           ---------------------
                                                               (unaudited)
                                                             2000         1999
                                                           --------    --------
Cash flows from operating activities:
  Net loss .............................................   $(18,355)   $ (5,927)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
     Depreciation and amortization .....................      2,420         498
     Amortization of deferred compensation and warrants
       issued  for  service  received  and bank line of
       credit ..........................................      1,525       1,752
     Amortization of the prepaid marketing expenses ....      3,882        --
     Increase in trade receivables .....................     (5,024)       (332)
     Increase in other accounts  receivable and prepaid
       expenses ........................................     (1,750)     (1,294)
     Increase in accounts payable ......................         56         351
     Increase in other liabilities .....................      1,410         368
     Increase (Decrease) in deferred revenue ...........         35          10
     Increase in accrued severance pay, net ............         59          49
                                                           --------    --------
       Net cash used in operating activities ...........    (15,742)     (4,525)
                                                           --------    --------
Cash flows from investing activities:
  Proceeds from sale of available  for sale  marketable
       securities ......................................     10,157        --
  Purchase of Long-term investments ....................     (3,000)       --
  Long-term Deposits ...................................        (90)       --
  Purchase of property and equipment ...................     (9,239)     (1,721)
                                                           --------    --------
       Net cash used in investing activities ...........     (2,172)     (1,721)
                                                           --------    --------
Cash flows from financing activities:
  Short-term bank line of credit, net ..................       --        (1,328)
  Payment of capital lease .............................        (65)        (53)
  Proceeds from issuance of shares .....................      1,061      18,456
                                                           --------    --------
       Net cash provided by financing activities .......        996      17,075
                                                           --------    --------
Increase (Decrease) in cash and cash equivalents .......    (16,918)     10,829
Cash and cash equivalents at the beginning of the
period .................................................     65,996         834
                                                           --------    --------
Cash and cash equivalents at the end of the period .....   $ 49,078    $ 11,663
                                                           ========    ========
Supplemental disclosure of cash flows activity:
Cash paid during the year:
Interest ...............................................   $      8    $     42
                                                           ========    ========
Ordinary shares issued for notes receivable from
shareholders ...........................................   $  2,571    $    887
                                                           ========    ========

          The accompanying note is an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

               NOTE TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1.       Basis of Presentation:

         The condensed consolidated financial statements have been prepared by Commtouch Software Ltd., without audit, and include the accounts of Commtouch Software Ltd. and its wholly-owned subsidiaries (collectively the "the Company"). Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at June 30, 2000 and the operating results and cash flows for the reported periods. These financial statements and notes should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 1999, which were filed with the Securities and Exchange Commission on Form 20-F.

         The results of operations for the three and six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for future quarters or the year ending December 31, 2000.

PART II. OTHER INFORMATION

Item 3.           Information Incorporated by Reference

The information in this Amendment to Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    COMMTOUCH SOFTWARE, LTD.
                                                 -------------------------------
                                                          (Registrant)

Date: November 2, 2000                                By /s/ James E. Collins
                                                         -----------------------
                                                         James E. Collins
                                                         Chief Financial Officer